May 5, 2005

Mr. Rufus Decker

Accounting Branch Chief

Mail Stop 0510

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

RE:      SEC Comment Letter dated April 21, 2005 Related to Cornell Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2004

File No. 1-14472

Dear Mr. Decker:

This letter responds to the comments Cornell Companies, Inc. (the “Company”) received from the Accounting Branch of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated April 21, 2005.

Where requested, the Company addressed the comments by providing the disclosures or revisions that will be included in the Company’s future filings.  In other instances we have provided the supplemental information you have requested.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff.  We have reviewed and discussed this letter with our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the April 21, 2005 letter, and are numbered to correspond to the numbers assigned in your letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text:

Comments applicable to your overall filing

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

                        Response of Cornell Companies, Inc.

                        When a SEC comment has requested additional disclosures or other revisions to be made, we have shown in our supplemental responses what the revisions will look like. These revisions will be incorporated in our future filings, beginning with our first quarter filing Form 10-Q for the three months ended March 31, 2005, as applicable.

Item 8 — Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Income (Loss), page 68

2.     We have reviewed your response to comment 4. You indicate that you are in discussions with Locke Liddell & Sapp, in addition to your audit committee and PricewaterhouseCoopers, LLP, regarding your recognition of the amounts reflected in other comprehensive income at gross, and not net, amounts. Please tell us the results of those discussions and the basis for the conclusion you reached.

                        Response of Cornell Companies, Inc.

Our analysis gives consideration to both quantitative and qualitative factors pursuant to SEC staff accounting bulletin No. 99 (“SAB 99”).

In accordance with SAB 99, we have performed the following quantitative analysis for the years ended December 31:

	2002	2003	2004

Deferred tax liabilities, as reported	$4,954	$7,006	$8,088
Total liabilities, as reported	281,331	282,868	346,319
Total stockholders’ equity, as reported	159,952	166,235	161,312
Comprehensive income (loss), as reported	8,258	3,602	(7,269)
Accumulated other comprehensive income, as reported	1,896	1,528	1,692

Deferred tax liabilities, as adjusted	5,718	7,619	8,701
Total liabilities, as adjusted	282,095	283,481	346,932
Total stockholders’ equity, as adjusted	159,188	165,622	160,699
Comprehensive income (loss), as adjusted	7,494	3,753	(7,269)
Accumulated other comprehensive Income, as adjusted	1,132	915	1,079

Impact on Operating Income/Net Income/EPS	None	None	None
Impact on working capital	None	None	None
Impact on Operating Cash Flow	None	None	None
% change in total liabilities	0.27%	0.22%	0.18%
% change in total equity	0.48%	0.37%	0.38%
% change in comprehensive income (loss)	9.25%	4.19%	None
% change in accumulated other comprehensive income	40.29%	40.13%	36.24%

Additional analysis for the quarterly periods in 2003 and 2004 are included as “Attachment A”.

We strongly believe, in light of the facts and circumstances (i.e. the “total mix” of information presented in our consolidated financial statements), that the adjustments between deferred tax liabilities and other comprehensive income in the financial statements would not change or influence the judgment of a reasonable person.

With respect to public disclosures and commentary by the Company, other comprehensive income is not included in the Company’s quarterly earnings releases. The Company does not speak to other comprehensive income on its quarterly earnings calls, nor has it fielded any questions during such calls on this topic. In addition, the Company does not discuss other comprehensive income on its website. Moreover, during public forums, shareholder and analyst presentations this subject is not included, and no questions have been asked with respect to other comprehensive income. In addition, reports issued by those analysts who cover the Company do not discuss or provide data on other comprehensive income. Thus, the Company does not believe that other comprehensive income is utilized in the evaluation of the Company by the public.

Furthermore, the guidance issued by the Company is on an earnings per share basis, as are the market expectations provided by those analysts who follow the Company. Thus other comprehensive income is neither provided nor utilized to monitor or evaluate the Company. The misstatement has no implications with respect to meeting or failing to meet analysts’ expectations.

Moreover, the misstatement does not “mask” a change in earnings during the period or any other trend in the operations of the Company.  Key operating metrics typically utilized by the market, such as occupancy (utilization), income from operations, net income, operating margins, earnings per share, etc. are not impacted by other comprehensive income, and thus any apparent trends would not be impacted.

The Company is evaluated by the market based on its overall performance, and in greater detail based on the performance of its three primary business segments (Adult secure institutional, Juvenile justice, educational and treatment programs and Adult community-based corrections and treatment programs). For each of these segments the Company reports such information as revenues, depreciation and amortization, income from operations, capital expenditures and assets. The Company does not report other comprehensive income on a segment level. Accordingly, if an analyst or shareholder has identified a particular segment as playing a significant role in the Company’s operations or profitability, the misstatement would have no impact on such an assessment.

In addition, neither management nor the board of directors utilizes other comprehensive income as a metric in the analysis of its business operations. From a global perspective, capacity, occupancy (utilization), income from operations, net income, and the major cost categories are incorporated in the various reviews that occur. On a detail level, the specific revenues (reimbursement rates), expenses and occupancy associated at the facility and program levels are evaluated each period. Other comprehensive income is not incorporated into any of these reviews.

We have also conducted an assessment on any potential impact of the misstatement on our compliance with regulatory requirements. Our industry is subject to a variety of federal, state, and local regulations, including education, environmental, health care and safety regulations, which are administered by various regulatory authorities. The contracts typically include extensive reporting requirements and supervision and on-site monitoring by representatives of contracting governmental agencies.

In addition, governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, some agencies review our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations, and standards.

Such reporting requirements and cost reviews are on operating expense items. They do not include other comprehensive income, nor are there any requirements related to or driven by other comprehensive income. Thus, the misstatement in other comprehensive income does not have any impact on the Company’s compliance with its regulatory or other contractual requirements.

The Company also evaluated the potential impact on its compliance with its loan covenants during the period of the misstatement. During the period January 1, 2003 through March 31, 2004, the Company had the following covenants:

a)	EBITDAR Ratio 1- defined as: EBITDAR:

1)	Net income less any extraordinary gains for such period to the extent included in net income for such period, plus
2)	Interest expense for such period, plus
3)	Provisions for federal, state and local and foreign income taxes for such period…., plus
4)	The aggregate amount of depreciation and amortization expenses for such period……., plus

5)	The aggregate amount of (i) accretion expense with respect to options or rights to acquire the Company’s common stock and (ii) any write-off of expenses arising in connection with the Loans…….,plus
6)	The net income of any Person that is accounted for by the equity method of accounting, but only to the extent of dividends paid to the Company or any of its Subsidiaries, plus
7)	The aggregate amount of non-cash expense for such period associated with the closure and post-closure reserves of a plant or facility owned by the Company or any of its Subsidiaries, plus
8)	The aggregate amount of al other non-cash expenses for such period,…..plus
9)	The aggregate amount of Rent Expense for such period; plus
10)	The aggregate amount of pre-opening expenses and start-up expenses for such period

The ratio to be computed is of EBITDAR to all indebtedness of the Obligors on such date. This calculation does not incorporate other comprehensive income, thus there was no impact on the Company’s compliance

b)	EBITDAR Ratio II- same as a), thus not impacted by change in other comprehensive income.

c)	Net Worth- actual vs. calculated minimum (by formula incorporating a base amount, subsequent earnings, and net equity issuance proceeds).
For the impact of the other comprehensive income misstatement on this ratio calculation, please see “Attachment A”.

d)	Interest coverage ratio: defined as EBITDAR divided by interest expense Interest expense includes interest expense (gross) and rent expense.

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

d)	Fixed charges ratio- ratio of EBITDAR (as adjusted for maintenance capex and cash taxes paid) to fixed charges (including required principal payments and total interest expense).

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

e)	Capital expenditures- maintenance capex cannot exceed 3% of revenues for defined periods.

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

During the period June 30, 2004 through December 31, 2004, the Company had the following covenants:

1)                                      Bank leverage ratio- defined as bank debt to EBITDA (similar description as noted above for EBITDAR, excluding rent expense).

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

2)                                      Total leverage ratio- ratio of total debt to EBITDA.

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

3)             Fixed charge coverage ratio-same as d) noted above.

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

3)                                      Tangible net worth-similar calculation as noted in c) above-

For the impact of the other comprehensive income misstatement on this ratio calculation, please see “Attachment B”.

4)                                      Asset coverage- defined as eligible accounts receivable to bank debt.

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

5)                                      Capital expenditures- may not exceed 3% of total revenues (with certain defined exceptions).

As this calculation does not include other comprehensive income, there was no impact on the Company’s compliance.

Thus, based on the analysis provided, the misstatement of other comprehensive income had no impact on the Company’s compliance with its debt covenants.

We have also conducted an assessment on the impact on management compensation as a result of the misstatement of other comprehensive income. There were minimal bonuses paid during the period, and those were not based on other comprehensive income. There were no performance awards granted during the period which were tied to levels of other comprehensive income. The primary awards granted during this period were stock options. Their vesting was principally driven by time. Thus, there was not any impact on management compensation during the period as a result of the misstatement of other comprehensive income.

In addition, the misstatement clearly does not result from the concealment of an unlawful transaction.

We have concluded, based on the quantitative and qualitative analysis previously performed, and with consideration of the factors noted above, that our previous reporting is not considered a material error requiring a “restatement” of our consolidated balance sheets or consolidated statement of comprehensive income for the periods indicated. It remains our intent to record the cumulative adjustment in other comprehensive income in the quarter ending March 31, 2005 (to be included in our Form 10-Q to be filed on or before May 10, 2005). We have discussed this matter with our audit committee, Locke Liddell & Sapp (our external SEC counsel) and our independent public accounting firm, PricewaterhouseCoopers, LLP, who are in agreement with our assessment and proposed treatment.

Note 11 — Stockholders Equity

Employee Stock Purchase Plan, page 93

3.              We have reviewed your response to comment 15. Based upon your original disclosure, it appears that your employees purchase common stock at the lower of the beginning or end of year market value, less a 15% discount. Paragraphs 26 and 27 of FIN 44 state that as long as the exercise prices on the grant date of the option is no less than 85 percent of the stock price on that date, the discount is considered reasonable for purposes of determining whether the plan is noncompensatory. Please tell us how your policy complies with this requirement in FIN 44.

                Response of Cornell Companies, Inc.

As noted in APB 25, paragraph 7(d), and upheld in FIN 44 paragraphs 28 and 29, an example of a noncompensatory plan is one that qualifies under Section 423 of the U.S. Internal Revenue Code. Our plan qualifies under Section 423. Section 423 permits a qualified employee stock purchase plan to contain a look-back option (an example of which is a provision in an employee stock purchase plan that establishes the purchase price as an amount based on the lesser of the stock’s market price at the grant date or its market price at the exercise (purchase) date). Consequently, APB 25 permits a plan with a look-back option to qualify as a noncompensatory plan.

To enhance our disclosure, we will revise it as follows:

Effective as of January 1, 2000, we have an employee stock purchase plan whereby employees can make contributions to purchase our common stock. Participation in the plan is elected annually by employees. The plan year begins each January 1st (the “Grant Date”) and ends on December 31st (the “Exercise Date”). Purchases of common stock are made at the end of the year using the lower of the fair market value on either the Grant Date or Exercise Date, less a 15.0% discount. For the years ended December 31, 2004, 2003 and 2002, employee contributions of approximately $323,000, $356,000 and $399,000 were used to purchase 40,213, 46,486 and 82,581 shares, respectively, of our common stock.

Accordingly, as the exercise price is not less than 85% of the stock’s market price as required, the Company has concluded that its treatment is appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.  Please contact me at (713) 335-9216 if we can be of further assistance to the SEC staff in reviewing this letter.

CORNELL COMPANIES, INC.

By:	/s/ John R. Nieser
John R. Nieser
Chief Financial Officer

ATTACHMENT A

2003
(in thousands)
	Three Months Ended
	March 31	June 30	September 30	December 31

Deferred tax liabilities, as reported	$5,314	$5,824	$8,576	$7,006
Total liabilities, as reported	272,764	276,742	278,313	282,868
Total stockholders’ equity, as reported	162,375	167,246	167,351	166,235
Comprehensive income (loss), as reported	2,406	3,158	(254)	(1,708)
Accumulated other comprehensive income, as reported	2,345	3,326	1,630	1,528

Deferred tax liabilities, as adjusted	6,262	7,174	9,231	7,619
Total liabilities, as adjusted	273,712	278,092	278,968	283,481
Total stockholders’ equity, as adjusted	161,427	165,898	166,696	165,622
Comprehensive income (loss), as adjusted	2,222	2,756	441	(1,665)
Accumulated other comprehensive income, as adjusted	1,397	1,976	975	915

Impact on Operating Income/Net Income/EPS	None	None	None	None
Impact on working capital	None	None	None	None
Impact on Operating Cash Flow	None	None	None	None
% change in deferred tax liabilities	17.84%	23.19%	7.64%	8.75%
% change in total liabilities	0.35%	0.49%	0.24%	0.22%
% change in total equity	0.58%	8.10%	0.39%	0.37%
% change in comprehensive income (loss)	7.65%	12.74%	273.76%	2.45%
% change in accumulated other comprehensive income	40.43%	40.60%	40.18%	40.13%

2004	Three Months Ended
(in thousands)	March 31	June 30	September 30	December 31

Deferred tax liabilities, as reported	$7,619	$6,866	$7,493	$8,088
Total liabilities, as reported	285,491	336,706	333,657	346,319
Total stockholders’ equity, as reported	168,139	166,354	166,586	161,312
Comprehensive income (loss), as reported	1,164	(2,184)	13	(6,262)
Accumulated other comprehensive income, as reported	1,986	901	1,813	1,692

Adjustments:

Deferred tax liabilities	801	613	613	613
Total liabilities	801	613	613	613
Total stockholders’ equity	(801)	(613)	(613)	(613)
Comprehensive income (loss)	(188)	188	—	—
Accumulated other comprehensive income	(801)	(613)	(613)	(613)

Deferred tax liabilities, as adjusted	8,420	7,479	8,106	8,701
Total liabilities, as adjusted	286,292	337,319	334,270	346,932
Total stockholders’ equity, as adjusted	167,338	165,741	165,973	160,699
Comprehensive income (loss), as adjusted	976	(1,996)	13	(6,262)
Accumulated other comprehensive income, as adjusted	1,185	288	1,200	1,079

Impact on Operating income/Net income/EPS	None	None	None	None
Impact on working capital	None	None	None	None
Impact on Operating cash flow	None	None	None	None
% change in deferred tax liabilities	10.51%	8.92%	8.18%	7.58%
% change in total liabilities	0.28%	0.18%	0.18%	0.18%
% change in total equity	0.48%	0.37%	0.37%	0.38%
% change in comprehensive income (loss)	16.13%	8.60%	0.00%	0.00%
% change in accumulated other comprehensive income	40.32%	68.04%	33.81%	36.23%

2005 Preliminary estimated data	Three Months Ended
(in thousands)	March 31

Deferred tax liabilities, as reported	$6,045
Total liabilities, as reported	339,632
Total stockholders’ equity, as reported	159,991
Comprehensive income (loss), as reported	(2,249)
Accumulated other comprehensive income, as reported	1,424

Adjustments:

Deferred tax liabilities	613
Total liabilities	613
Total stockholders’ equity	(613)
Comprehensive income (loss)	(613)
Accumulated other comprehensive income	(613)

Deferred tax liabilities, as adjusted	6,658
Total liabilities, as adjusted	340,245
Total stockholders’ equity, as adjusted	159,378
Comprehensive income (loss), as adjusted	(2,862)
Accumulated other comprehensive income, as adjusted	811

Impact on Operating income/Net income/EPS	None
Impact on working capital	None
Impact on Operating cash flow	None
% change in deferred tax liabilities	10.1%
% change in total liabilities	0.18%
% change in total equity	0.38%
% change in comprehensive income (loss)	27.26%
% change in accumulated other comprehensive income	43.05%

ATTACHMENT B

	For the quarter ending
	March	June	September	December	March	June	September	December
	2003	2003	2003	2003	2004	2004	2004	2004

Debt Compliance

Net Worth as reported	162,375	167,246	167,351	166,235	168,139	166,354	166,586	161,312

Minimum net worth required	142,354	143,342	144,063	143,217	143,812	141,000	141,000	141,000

Compliance	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Net worth as adjusted	161,427	165,896	166,696	165,622	167,338	165,741	165,973	160,699

Minimum net worth required	142,354	143,342	144,063	143,217	143,812	141,000	141,000	141,000

Compliance	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes